Exhibit 99.1

News Release

Media Contacts: Doug Kline
                         Sempra Energy
                         (877) 866-2066
                         www.sempra.com

Analysts Contacts: Dennis Arriola/Karen Sedgwick
                         Sempra Energy
                         (877) 736-7727

SEMPRA ENERGY REPORTS
RECORD 2003 EARNINGS

- **Net Income Increases 10 Percent to $649 Million in 2003**
- **Earnings Per Share Rise 6 Percent to $3.03 in 2003**

SAN DIEGO, Feb. 24, 2004 -- Sempra Energy (NYSE: SRE) today reported 2003 earnings of $649 million, or $3.03 per diluted share, up 6 percent per share over 2002 earnings of $591 million, or $2.87 per share. Excluding unusual items in both years, earnings per share increased to $2.93 from $2.73 in 2002.

For the fourth quarter 2003, Sempra Energy reported earnings of $234 million, or $1.03 per share, up 43 percent per share over fourth-quarter 2002 earnings of $148 million, or $0.72 per share. Excluding unusual items, fourth-quarter 2003 earnings were $160 million, up 9 percent from $147 million in the fourth quarter 2002.

Unusual items affecting the company's fourth-quarter results included a benefit of $118 million due to favorable tax settlements with the Internal Revenue Service (IRS). The adoption of FASB Interpretation No. 46, addressing the consolidation of variable interest entities, reduced Sempra Energy's fourth-quarter 2003 earnings by $17 million. The company also recorded a $21 million impairment charge related to its investment in Atlantic Electric & Gas, a U.K.-based retail energy marketer, and a $6 million charge for litigation costs related to the California energy crisis of 2000 to 2001.

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A detailed reconciliation of earnings and all unusual items in the fourth quarter and full year 2003 and 2002 follows (Table F) and is available on the company's Web site, www.sempra.com.

"We achieved record financial results for Sempra Energy in 2003 and enhanced our already strong balance sheet," said Stephen L. Baum, chairman, president and chief executive officer of Sempra Energy. "Since the company was formed in 1998, we have been successful in growing our earnings per share by an average of nearly 20 percent annually.

"We expect continued solid earnings performance from our two California utilities and are moving toward the successful resolution of their respective rate cases. Earnings from our Sempra Energy Global Enterprises energy-infrastructure and risk-management businesses increased about 30 percent in 2003 from 2002, excluding unusual items. We continue to make progress in our liquefied natural gas (LNG) import business. We expect to bring online by 2007 the first two new LNG receipt terminals in North America in more than two decades."

Sempra Energy's 2003 revenues were $7.9 billion, compared with 2002 revenues of $6 billion. The rise in revenues was due primarily to growing power deliveries by Sempra Energy Resources and higher commodity prices at the California utilities. Sempra Energy's fourth-quarter 2003 revenues were $2.1 billion, up from $1.7 billion in the year-earlier period.

SUBSIDIARY OPERATING RESULTS

San Diego Gas & Electric

Net income for San Diego Gas & Electric (SDG&E) rose to $334 million in 2003 from $203 million in 2002, primarily due to the favorable resolution of income-tax issues in the fourth quarter. Fourth-quarter 2003 net income for SDG&E more than doubled to $128 million from $53 million during the same period in 2002. SDG&E's fourth-quarter net income included $79 million from the tax settlement.

SDG&E's 2003 results also reflected a previously reported $65 million after-tax gain for a litigation settlement with the California Public Utilities Commission (CPUC). This was offset by an after-tax charge of $11 million for litigation costs. SDG&E's 2002 net income included a one-time gain of $25 million related to other income-tax settlements.

Southern California Gas Co.

Southern California Gas Co. (SoCalGas) earned $209 million in 2003, compared with $212 million in 2002. Fourth-quarter 2003 net income for SoCalGas increased to $61 million from $45 million in the fourth quarter 2002. SoCalGas' fourth-quarter net income included $29 million from the tax settlement with the IRS.

SoCalGas' 2003 results included a $32 million reduction to net income related to litigation costs and a one-time charge related to a sublease.

On Dec. 19, 2003, SoCalGas filed an all-party settlement and SDG&E, a multi-party settlement, of their rate cases with the CPUC. The CPUC is expected to issue rulings in the cases later this year.

Sempra Energy Trading

Sempra Energy Trading's net income in 2003 was $98 million, compared with $126 million in 2002.

In the fourth quarter 2003, Sempra Energy Trading earned $59 million, up from $53 million in the year-earlier period, which included a $14 million extraordinary gain from the acquisition of the metals business. The increase was due primarily to strong results in the company's crude oil, petroleum products and metals trading.

Results in 2003 included a $28 million negative cumulative-effect adjustment in the first quarter related to the adoption of EITF 02-3, an accounting principle that eliminated mark-to-market accounting for certain commodity trading assets and liabilities, delaying revenue recognition.

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Sempra Energy Resources

Sempra Energy Resources' net income in 2003 rose to $94 million from $60 million in 2002. Fourth-quarter 2003 net income for Sempra Energy Resources was $46 million, compared with break-even results in 2002. Fourth-quarter 2003 results included a $9 million one-time positive adjustment related to the adoption of FASB Interpretation No. 46.

The rise in net income for Sempra Energy Resources for both the fourth quarter and full year 2003 was due primarily to increased power deliveries under the company's long-term supply contract with the California Department of Water Resources. In 2003, Sempra Energy Resources brought online new power plants near Bakersfield, Calif., Mexicali, Mexico, and Phoenix, Ariz., totaling 2,125 megawatts.

Sempra Energy International

Net income for Sempra Energy International in 2003 was $1 million, versus $26 million in 2002. Results for 2003 included a charge of $50 million in the third quarter related to the impairment of assets of Frontier Energy, a North Carolina-based gas utility subsidiary.

In the fourth quarter 2003, Sempra Energy International earned $8 million, compared with a $4 million loss in the year-earlier period.

Absent the third-quarter charge in 2003, Sempra Energy International's results for the year and quarter improved, primarily due to a full year of earnings contribution from the Gasoducto Bajanorte gas pipeline in Baja California, Mexico, which began operations in late 2002, and increased earnings from the company's utility interest in Chile.

Sempra Energy LNG

On Dec. 22, 2003, Sempra Energy LNG and Shell International Gas Limited announced their intention to form a 50/50 joint venture to build, own and operate the Energía Costa Azul LNG receipt terminal in Baja California. The proposed joint venture will combine the two separate Baja California receipt terminals proposed by Shell and

Sempra Energy LNG into a single project. Ground-breaking for the project remains on schedule for later this year with operational start-up planned for 2007.

On Dec. 18, 2003, Sempra Energy LNG announced a preliminary agreement with BPMiGas and British Petroleum for the supply of 500 million cubic feet per day of natural gas from Indonesia's Tangguh LNG liquefaction facility to Sempra Energy LNG's receipt terminal in Baja California.

Permitting of Sempra Energy LNG's Cameron LNG receipt terminal in Louisiana is complete and construction is scheduled to begin later this year, with operations planned for 2007.

Sempra Energy Solutions

Sempra Energy Solutions earned $16 million in 2003, compared with $21 million in 2002. In the fourth quarter 2003, the company earned $9 million, compared with $10 million in the same quarter in 2002.

2004 Earnings Outlook

Sempra Energy updated its 2004 earnings-per-share guidance to $2.70 to $2.90 and announced a capital budget of $1.1 billion for 2004.

Internet Broadcast

Sempra Energy will broadcast a live discussion of its earnings results over the Internet today at 1 p.m. Eastern Time with senior management of Sempra Energy. Access is available by logging onto the Web site at www.sempra.com. For those unable to log onto the live Webcast, the teleconference will be available on replay a few hours after its conclusion by dialing (800) 642-1687 and entering passcode number 5379882.

Sempra Energy, based in San Diego, is a Fortune 500 energy services holding company with 2003 revenues of approximately $8 billion. The Sempra Energy companies' nearly 13,000 employees serve more than 9 million customers in the United

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States, Europe, Canada, Mexico, South America and Asia.

This press release contains statements that are not historical fact and constitute forward-looking statements within the meaning of the Private Securities Legislation Reform Act of 1995. When the company uses words like "believes," "expects," "anticipates," "intends," "plans," "estimates," "may," "would," "should" or similar expressions, or when the company discusses its strategy or plans, the company is making forward-looking statements. Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Future results may differ materially from those expressed in the forward-looking statements. Forward-looking statements are necessarily based upon various assumptions involving judgments with respect to the future and other risks, including, among others: national, international, regional and local economic, competitive, political, legislative and regulatory conditions and developments; actions by the California Public Utilities Commission, the California State Legislature, the California Department of Water Resources and the Federal Energy Regulatory Commission; capital market conditions, inflation rates and interest rates; energy and trading markets, including the timing and extent of changes in commodity prices; weather conditions; business, regulatory and legal decisions; the pace of deregulation of retail natural gas and electricity delivery; the timing and success of business development efforts; and other uncertainties, all of which are difficult to predict and many of which are beyond the company's control. These risks and uncertainties are further discussed in the company's reports filed with the Securities and Exchange Commission that are available through the EDGAR system without charge at its Web site, www.sec.gov and on the company's Web site, www.sempra.com.

The company has included in this press release and financial tables certain financial information that does not conform to Generally Accepted Accounting Principles (GAAP). In these cases, the company has reconciled the non-GAAP financial information to a comparable GAAP-conforming financial figure. These reconciliations are included in Table F of the financial tables and available on the company's Web site, www.sempra.com.

Sempra Energy Solutions, Sempra Energy Trading, Sempra Energy International, Sempra Energy LNG Corp. and Sempra Energy Resources are not the same companies as the utilities, San Diego Gas & Electric and Southern California Gas Co., and are not regulated by the California Public Utilities Commission.

SEMPRA ENERGY
Table A

STATEMENTS OF CONSOLIDATED INCOME (Unaudited)

(Dollars in millions, except per share amounts)	Three months ended December 31, 2003	Three months ended December 31, 2002	Years ended December 31, 2003	Years ended December 31, 2002
Operating Revenues				
California utilities:				
Natural gas	$ 1,049	$ 971	$ 4,010	$ 3,263
Electric	419	320	1,787	1,282
Other	598	409	2,090	1,503
Total	2,066	1,700	7,887	6,048
Operating Expenses				
California utilities:				
Cost of natural gas	542	436	2,071	1,381
Cost of electric fuel and purchased power	113	76	541	297
Other cost of sales	318	206	1,204	709
Other operating expenses	656	587	2,287	1,901
Depreciation and amortization	160	149	615	596
Franchise fees and other taxes	63	48	230	177
Total	1,852	1,502	6,948	5,061
Operating Income	214	198	939	987
Other income (expense) - net	(12)	9	26	15
Interest income	74	11	104	42
Interest expense	(85)	(74)	(308)	(294)
Preferred dividends / distributions by subsidiaries	(2)	(7)	(19)	(29)
Income before income taxes	189	137	742	721
Income tax expense (benefit)	(62)	3	47	146
Income before extraordinary item and cumulative effect of changes in accounting principles	251	134	695	575
Extraordinary item, net of tax	-	14	-	16
Income before cumulative effect of changes in accounting principles	251	148	695	591
Cumulative effect of changes in accounting principle, net of tax	(17)	-	(46)	-
Net Income	$ 234	$ 148	$ 649	$ 591
Weighted-average number of shares outstanding (thousands) :				
Basic	223,962	204,873	211,740	205,003
Diluted	227,214	205,564	214,482	206,062
Income before extraordinary item and cumulative effect of changes in accounting principles per share of common stock				
Basic	$ 1.12	$ 0.65	$ 3.29	$ 2.80
Diluted	$ 1.11	$ 0.65	$ 3.24	$ 2.79
Income before cumulative effect of changes in accounting principles per share of common stock				
Basic	$ 1.12	$ 0.72	$ 3.29	$ 2.88
Diluted	$ 1.11	$ 0.72	$ 3.24	$ 2.87
Net income per share of common stock				
Basic	$ 1.05	$ 0.72	$ 3.07	$ 2.88
Diluted	$ 1.03	$ 0.72	$ 3.03	$ 2.87
Dividends declared per share of common stock	$ 0.25	$ 0.25	$ 1.00	$ 1.00

SEMPRA ENERGY
Table B

CONSOLIDATED BALANCE SHEETS (Unaudited)

(Dollars in millions)	Balance at December 31 2003		Balance at December 31, 2002	
Assets				
Current assets:				
Cash and cash equivalents	$	432	$	455
Short-term investments		363		-
Accounts receivable		1,139		886
Interest receivable		62		3
Due from unconsolidated affiliates		-		80
Income taxes receivable		20		-
Deferred income taxes		-		20
Trading assets		5,250		5,064
Regulatory assets arising from fixed-price contracts and other derivatives		144		151
Other regulatory assets		89		75
Inventories		147		134
Other		240		142
Total current assets		7,886		7,010
Investments and other assets:				
Due from unconsolidated affiliates		55		57
Regulatory assets arising from fixed-price contracts and other derivatives		650		812
Other regulatory assets		554		532
Nuclear decommissioning trusts		570		494
Investments		1,114		1,313
Fixed-price contracts and other derivatives		-		42
Sundry		706		664
Total investments and other assets		3,649		3,914
Property, plant and equipment - net		10,474		9,318
Total assets	$	22,009	$	20,242
Liabilities and Shareholders' Equity				
Current liabilities:				
Short-term debt	$	28	$	570
Accounts payable		879		744
Income taxes payable		-		22
Deferred income taxes		123		-
Trading liabilities		4,457		4,094
Dividends and interest payable		136		133
Regulatory balancing accounts - net		424		578
Fixed-price contracts and other derivatives		148		153
Current portion of long-term debt		1,433		281
Other		720		672
Total current liabilities		8,348		7,247
Long-term debt		3,841		4,083
Other liabilities:				
Due to unconsolidated affiliates		362		162
Customer advances for construction		89		91
Postretirement benefits other than pension		131		136
Deferred income taxes		634		800
Deferred investment tax credits		84		90
Regulatory liabilities arising from cost of removal obligations		2,238		2,486
Regulatory liabilities arising from asset retirement obligations		281		-
Other regulatory liabilities		108		121
Fixed-price contracts and other derivatives		680		813
Asset retirement obligations		313		-
Deferred credits and other		831		984
Total deferred credits and other liabilities		5,751		5,683
Preferred stock of subsidiaries		179		204
Mandatorily redeemable trust preferred securities		-		200
Shareholders' equity		3,890		2,825
Total liabilities and shareholders' equity	$	22,009	$	20,242

SEMPRA ENERGY
Table C

CONDENSED STATEMENTS OF CONSOLIDATED CASH FLOWS (Unaudited)

	Years ended December 31,	
(Dollars in millions)	2003	2002
Cash Flows from Operating Activities:		
Net income	$ 649	$ 591
Adjustments to reconcile net income to net cash provided by operating activities:		
Extraordinary item, net of tax	-	(16)
Cumulative effect of changes in accounting principles	46	-
Depreciation and amortization	615	596
Impairment losses	101	-
Deferred income taxes and investment tax credits	(73)	(92)
Other - net	78	83
Net changes in other working capital components	(224)	151
Changes in other assets	(66)	87
Changes in other liabilities	(5)	40
Net cash provided by operating activities	1,121	1,440
Cash Flows from Investing Activities:		
Expenditures for property, plant and equipment	(1,049)	(1,214)
Investments and acquisitions of affiliates, net of cash acquired	(202)	(429)
Dividends received from unconsolidated affiliates	72	11
Loans to unconsolidated affiliate	(99)	(82)
Other - net	25	(14)
Net cash used in investing activities	(1,253)	(1,728)
Cash Flows from Financing Activities:		
Common dividends paid	(207)	(205)
Issuances of common stock	549	13
Repurchases of common stock	(6)	(16)
Issuances of long-term debt	900	1,150
Payments on long-term debt	(601)	(479)
Decrease in short-term debt - net	(518)	(307)
Other - net	(8)	(18)
Net cash provided by financing activities	109	138
Decrease in cash and cash equivalents	(23)	(150)
Cash and cash equivalents, January 1	455	605
Cash and cash equivalents, December 31	$ 432	$ 455

SEMPRA ENERGY
Table D

BUSINESS UNIT EARNINGS AND CAPITAL EXPENDITURES & INVESTMENTS (Unaudited)

(Dollars in millions)	Three months ended December 31, 2003	Three months ended December 31, 2002	Years ended December 31, 2003	Years ended December 31, 2002
Net Income				
California Utilities:				
San Diego Gas & Electric	$ 128	$ 53	$ 334	$ 203
Southern California Gas	61	45	209	212
Total California Utilities	189	98	543	415
Global Enterprises:				
Trading	59	53 (1)	98	126 (1)
Resources	46	-	94	60
International	8	(4)	1 (2)	26
Solutions	9	10	16	21
Total Global Enterprises	122	59	209	233
Financial	9	13	41	36
Parent & Other	(86)	(22)	(144)	(93)
Consolidated Net Income	$ 234 (3)	$ 148	$ 649 (3)	$ 591

(1) Includes $16 extraordinary gain associated with negative goodwill from Trading's acquisition of the base metals and concentrates businesses in 2002. $14 of the extraordinary gain was recorded in the three months ended December 31, 2002.

(2) Includes ($50) impairment of the carrying value of assets of Frontier Energy.

(3) Consolidated net income for 2003 includes ($46) for the cumulative effect of changes in accounting principles. The effects were ($28) at Trading, $9 at Resources, ($1) at Solutions and ($26) at Parent & Other. The effects at Resources and Parent & Other were recorded in the three months ended December 31, 2003, which also included the $21 impairment of the carrying value of assets of AEG at Parent & Other.

(Dollars in millions)	Three months ended December 31, 2003	Three months ended December 31, 2002	Years ended December 31, 2003	Years ended December 31, 2002
Capital Expenditures and Investments:				
California Utilities:				
San Diego Gas & Electric	$ 159	$ 126	$ 444	$ 400
Southern California Gas	101	118	318	331
Total California Utilities	260	244	762	731
Global Enterprises:				
Resources	67	240	298	644
Trading	31	14	51	140
International	36	6	101	88
Total Global Enterprises	134	260	450	872
Parent & Other	11	-	39	40
Consolidated Capital Expenditures and Investments	$ 405	$ 504	$ 1,251	$ 1,643

SEMPRA ENERGY
Table E

OTHER OPERATING STATISTICS (Unaudited)

	Three months ended December 31,		Years ended December 31,	
CALIFORNIA UTILITIES	2003	2002	2003	2002
Revenues (Dollars in millions)				
SDG&E (excludes intercompany sales)	$ 557	$ 437	$ 2,292	$ 1,706
SoCalGas (excludes intercompany sales)	$ 911	$ 854	$ 3,505	$ 2,839
Gas Sales (BCF)	115	112	394	406
Transportation and Exchange (BCF)	130	130	540	576
Total Deliveries (BCF)	245	242	934	982
Total Gas Customers (Thousands)			6,210	6,127
Electric Sales (Millions of kWhs)	3,817	3,643	15,040	14,295
Direct Access (Millions of kWhs)	866	830	3,322	3,448
Total Deliveries (Millions of kWhs)	4,683	4,473	18,362	17,743
Total Electric Customers (Thousands)			1,296	1,278
RESOURCES				
Power Sold (Millions of kWhs)	3,786	1,277	11,288	4,466
SOLUTIONS				
Revenues (Dollars in millions)	$ 41	$ 51	$ 175	$ 177
INTERNATIONAL				
(Represents 100% of these subsidiaries, although only the Mexican subsidiaries are 100% owned by Sempra Energy).				
Natural Gas Sales (Bcf)				
Argentina	52	43	236	217
Mexico	10	11	40	48
Chile	1	1	3	3
Natural Gas Customers (Thousands)				
Argentina			1,408	1,355
Mexico			95	84
Chile			37	36
Electric Sales (Millions of kWhs)				
Peru	1,018	991	4,035	3,950
Chile	474	435	1,845	1,745
Electric Customers (Thousands)				
Peru			733	718
Chile			496	484

SEMPRA ENERGY
Table E (Continued)

TRADING

Trading Margin (Dollars in millions)	Three Months Ended December 31, 2003		Three Months Ended December 31, 2002		Years Ended December 31, 2003		Years Ended December 31, 2002	
Geographical:								
North America	$	104	$	85	$	366	$	311
Europe/Asia		75		74		172		165
Total	$	179	$	159	$	538	$	476
Product Line:								
Gas	$	28	$	24	$	141	$	173
Power		21		21		69		89
Oil - Crude & Products		51		39		128		74
Metals		49		32		96		78
Other		30		43		104		62
Total	$	179	$	159	$	538	$	476

Physical Statistics				
Natural Gas (BCF/Day)	12.9	10.5	13.2	9.9
Electric (Billions of kWhs)	99.2	54.3	312.3	156.6
Oil & Liquid Products (Millions Bbls/Day)	2.0	1.7	1.7	1.9

Net Unrealized Revenue (Dollars in millions)	Fair Market Value December 31, 2003		Scheduled Maturity (in months) 0 - 12		13 - 24		25 - 36		> 36
Sources of Over-the-Counter (OTC) Fair Value:									
Prices actively quoted	$	163	$	84	$	68	$	(14) $	25
Prices provided by other external sources		(4)		(6)		(2)		-	4
Prices based on models and other valuation methods		22		5		2		-	15
Total OTC Fair Value (1)		181		83		68		(14)	44
Maturity of OTC Fair Value									
Percentage		100.0%		45.8%		37.6%		-7.7%	24.3%
Cumulative Percentages				45.8%		83.4%		75.7%	100.0%
Exchange Contracts (2)		88	$	19	$	57	$	8 $	4
Total Net Unrealized Revenue	$	269							

(1) The present value of unrealized revenue to be received or (paid) from outstanding OTC contracts
(2) Cash received associated with open Exchange Contracts

Credit Quality of Unrealized Trading Assets (net of margin)	December 31, 2003	September 30, 2003	June 30, 2003	March 31, 2003	December 31, 2002
Commodity Exchanges	8%	8%	6%	7%	3%
Investment Grade	70%	66%	71%	62%	67%
Below Investment Grade	22%	26%	23%	31%	30%

Risk Adjusted Performance Indicators	Three Months Ended December 31, 2003		Three Months Ended December 31, 2002		Years Ended December 31, 2003		Years Ended December 31, 2002	
VaR at 95% (Dollars in millions) (1)	$	4.4	$	6.5	$	6.5	$	6.2
VaR at 99% (Dollars in millions) (2)	$	6.3	$	9.2	$	9.2	$	8.7
Risk Adjusted Return on Capital (RAROC) (3)		38%		32%		23%		27%

(1) Average Daily Value-at-Risk for the period using a 95% confidence level
(2) Average Daily Value-at-Risk for the period using a 99% confidence level
(3) Average Daily Trading Margin/Average Daily VaR at 95% confidence level

SEMPRA ENERGY
Table F

NET INCOME EXCLUDING UNUSUAL ITEMS (Unaudited)

(Dollars in millions, except per share amounts)	Three months ended December 31,		Years ended December 31,	
	2003	2002	2003	2002
Sempra Energy Net Income Excluding Unusual Items	$ 160	$ 147	$ 629	$ 563
Favorable tax settlement at California Utilities and Parent	118	-	118	25
Adoption of FIN 46 at Resources	9	-	9	-
Adoption of FIN 46 for AEG at Parent & Other	(26)	-	(26)	-
Impairment of AEG assets	(21)	-	(21)	-
Sublease loss at SoCalGas and CA energy crisis litigation	(6)	(13)	(49)	(13)
Impairment of Frontier Energy assets	-	-	(47)	-
Intermediate-term power contracts at SDG&E	-	-	65	-
Cumulative effect of EITF 02-3 through December 31, 2002	-	-	(29)	-
Extraordinary gain on Metals acquisition at Trading	-	14	-	16
Sempra Energy Reported GAAP Net Income	$ 234	$ 148	$ 649	$ 591
Diluted weighted-average outstanding shares (thousands)	227,214	205,564	214,482	206,062
Net income per share excluding unusual items	$ 0.70	$ 0.72	$ 2.93	$ 2.73
Reported GAAP net income per share	$ 1.03	$ 0.72	$ 3.03	$ 2.87